Exhibit (l)
MEMORANDUM
December 6, 2011

Re:	New York Life Insurance and Annuity Corporation
NYLIAC Corporate Sponsored Variable Universal Life Separate Account I
Investment Company Act File Number: 811-07697
Securities Act File Number: 333-48300
Ladies and Gentlemen:
This opinion is furnished in connection with the referenced registration statement filed by New York Life Insurance and Annuity Corporation (“NYLIAC”) under the Securities Act of 1933 (the “Registration Statement”). The prospectus included in the Registration Statement on Form N-6 describes flexible premium variable universal life insurance policies (the “Policies”). I am familiar with the Registration Statement and Exhibits thereto.
In my opinion,
(1)	the illustrations of cash surrender values, cash values, death benefits, and/or any other values referenced in Appendix A of the prospectus, are consistent with the provisions of the Policies and NYLIAC’s administrative procedures;

(2)	the rate structure of the Policies has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions; and

(3)	the illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.
I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Sincerely,
/s/ James J. Cristallo
James J. Cristallo, FSA, MAAA Actuary